July 25, 2006

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE: National Western Life Insurance Company - Comment Letter dated July 6, 2006

      Form 10-K for fiscal year ended December 31, 2005
      Form 10-Q/A for the quarter ended March 31, 2006
      File No. 002-17039

We have received your comment letter dated July 6, 2006 addressed to Robert L. Moody. Due to circumstances involving traveling of several senior officers, your letter was not delivered to the appropriate Company personnel until Friday July 21, 2006. We will provide a response to this comment letter by August 4, 2006.

Sincerely,

/S/ Kay Osbourn
Kay Osbourn
Vice President - Controller
Assistant Treasurer